UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-10284
Allied Irish Banks, public limited company

(Exact name of registrant as specified in its charter)
Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland / +353 1 6600311

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Contingent Mandatorily Exchangeable Notes due November 15, 2010

(Title of each class of securities covered by this Form)
Ordinary shares of EUR 0.32 each, represented by American Depositary Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Allied Irish Banks, public limited company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 4, 2010	By:	/s/ Bernard Byrne
		Name:	Bernard Byrne
		Title:	Chief Financial Officer